FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 10, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

EXECUTION OF THE AGREEMENT FOR THE PURCHASE OF CITELEC's SHARES

Buenos Aires, August 10, 2006 - Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE)  announces that Petrobras Energía S.A. and EP Primrose Spain S.L., company controlled by Eton Park Capital Management, subscribed a stock purchase agreement for the transfer to the latter of the 50% equity interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), controlling company of Compañía de Transporte en Energía Eléctrica en Alta Tensión Transener S.A. (“Transener”), with a 52.67%. Petrobras Energía S.A.´s Board of Directors approved the execution of said agreement at a meeting held on August 4, 2006.

In line with the binding offer timely submitted by Eton Park Capital Management, the terms and conditions of which were notified on June 13, 2006, the stock purchase agreement provides a fixed sales price of US$ 54 million, plus an earn out relating to the result of the comprehensive rate review to be determined for Transener and its subsidiary Transba. No significant results will be recorded by the Company as a consequence of the above referenced transaction.

Following approval by the pertinent regulatory agencies and authorities, it will become  effective the divestment commitment assumed by Petrobras Energía S.A. before the Argentine Government upon approval by Comisión Nacional de Defensa de la Competencia (Argentine antitrust authorities) of the purchase of the shares representing Petrobras Energía Participaciones S.A.’s majority capital stock by Petrobras Participaciones S.L.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 10/08/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney